Exhibit 99.2

MATERIAL FACT

GERDAU S.A. (Bovespa: GGBR; NYSE: GGB; Latibex: XGGB), in accordance with CVM Instruction nº 358, dated January 3, 2002, announces that the Board of Directors, in a meeting held on October 31, 2012, decided to cease its efforts to identify a strategic partner for its integrated mining project. The decision took into consideration the findings of a greater volume of iron ore resources and the fact that the proposals received did not meet the Company expectations. The project presented to potential investors was based on iron ore resources of approximately 2.9 billion tonnes, whereas, as a result of ongoing prospecting and studies, total iron ore resources are currently estimated at 6.3 billion tonnes, with iron content greater than 40%.

On the other hand, Gerdau reaffirms its commitment to the mining project and to implementing an investment plan that does not compromise the resources required to ensure the sustainability of its steel business. As previously announced, Gerdau continues to invest in iron ore, with a target of reaching annual iron ore production capacity of 11.5 million tonnes already in 2013, for projected investment of R$ 838 million, which will allow to reach self sufficiency and market the surplus. Subsequently, for an additional investment of around R$ 500 million, the Company plans to reach, by 2016, annual iron ore production capacity of 18 million tonnes. Note that Gerdau’s product portfolio will include a wide range of products (concentrated, sinter feed and lump ore) with sufficient quality to meet the requirements of the most demanding markets. Also in this phase, another R$ 500 million will be invested to build a rail terminal in Miguel Burnier (Minas Gerais state) for distributing the iron ore produced. This rail terminal will be large enough to handle future expansions and additional ore volumes produced by Gerdau.

Also under the scope of the mining project, the Company plans to reach annual iron ore production of more than 24 million tonnes at a new plant processing friable itabirite ore, with startup scheduled for 2020.

Regarding the project to build its own port terminal in Itaguaí Port, Rio de Janeiro state, and distribute ore for export, Gerdau continues to develop strategic alternatives to ensure the project’s sustainability and profitability. The Company remains observing the opportunities available for meeting its short-term distribution needs.

Rio de Janeiro, November 1st, 2012

Osvaldo Burgos Schirmer

Executive Vice-President

Investor Relations Officer